As Filed with the Securities and Exchange Commission on January 14, 2000

                                             Registration No. 333-__________
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                         APPLIED DIGITAL SOLUTIONS, INC.
             (Exact name of registrant as specified in its charter)
                                      3661
                          (Primary Standard Industrial
                          Classification Code Number)
              MISSOURI                               43-1641533
   (State or other jurisdiction of                (I.R.S. Employer
   incorporation or organization)                Identification No.)

                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                        Copies of all correspondence to:
                             David I. Beckett, Esq.
                        Applied Digital Solutions, Inc.
                          400 Royal Palm Way, Suite 410
                            Palm Beach, Florida 33480
                                 (561) 366-4800
                               FAX: (561) 366-0002
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             Denis P. McCusker, Esq.
                                 Bryan Cave LLP
                             One Metropolitan Square
                         211 North Broadway, Suite 3600
                         St. Louis, Missouri 63102-2750
                                 (314) 259-2000
                               FAX: (341) 259-2020
--------------------------------------------------------------------------------
     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                         CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
   Title of each class of         Amount to be        Proposed maximum      Proposed maximum         Amount of
 securities to be registered       registered        offering price per    aggregate offering    registration fee
                                                          unit(1)             price(1)
===================================================================================================================
   Common Stock, $.001 par
       value per share          1,467,653 shares         $7.7565              $11,383,850            $3,005
-------------------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 457(c), the proposed offering price and registration fee have been calculated on the basis of the average of the high and low trading prices for the Common Stock for the five day period ended January 12, 2000 as reported on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

================================================================================
The information in this preliminary prospectus is not complete and may be changed. The Selling Shareholders may not sell these securities until the amendment to the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securiites in any state where the offer or sale is not permitted.
================================================================================



                 SUBJECT TO COMPLETION, DATED JANUARY 14, 2000


                                1,467,653 Shares

                                [GRAPHIC OMITTED]

                                  Common Stock

                     -------------------------------------


     This prospectus relates to 1,467,653 shares of our Common Stock, par value $.001 per share, which will be sold at various times by the Selling Shareholders listed in this prospectus starting on page 10. More information about the shares is under "Description of Capital Stock."

     The Selling Shareholders may sell the shares of Common Stock in one or more transactions (which may include "block transactions") on the Nasdaq Stock
Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sales, at prices related to such prevailing market prices or at negotiated prices.

     Our shares are listed on the Nasdaq Stock Market under the symbol "ADSX." On January 12, 2000, the last reported sale price of our Common Stock was $7.719 per share. See "Price Range of Common Stock."

     We  will  not  receive  any  proceeds  from  shares  sold  by  the  Selling
Shareholders and we will bear all the expenses incurred in connection with registering this offering of Common Stock.

     The Selling Shareholders may sell the shares of Common Stock directly or through underwriters, dealers or agents. They may also pledge some of the shares of Common Stock. This prospectus also relates to any sale of shares of Common Stock that might take place following any foreclosure of such a pledge. More information about the way the Selling Shareholders may distribute the Common Stock is under the heading "Plan of Distribution."

     See the information under the heading "Risk Factors" starting on page 4, which describes certain factors you should consider before purchasing the Common Stock.

     Our principal office is at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, and our telephone number is (561) 366-4800.


                     -------------------------------------


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.


                     -------------------------------------


              The date of this prospectus is [_____________], 2000.

                                TABLE OF CONTENTS


Where You Can Find More Information...........................................2
Incorporation of Certain Documents by Reference...............................3
Risk Factors..................................................................4
Our Business..................................................................7
Selling Shareholders.........................................................10

Description of Capital Stock.................................................12
Price Range of Common Stock..................................................12
Plan of Distribution.........................................................13
Legal Opinion................................................................13
Experts......................................................................13


                       WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the shares of our Common Stock being offered hereby. This prospectus does not contain all of the information set forth in the registration statement or the exhibits thereto. As permitted by the rules and regulations of the Securities and Exchange Commission, this prospectus omits certain information contained or incorporated by reference in the registration statement. Our description in this prospectus concerning the contents of any contract, agreement or other document are not necessarily complete. For those contracts, agreements or other documents that we filed as exhibits to the registration statement, you should read the exhibit for a more complete understanding of the documents or subject matter involved. For further information, reference is hereby made to the registration statement and exhibits thereto.

     On September 14, 1999, our subsidiary Intellesale.com, Inc. filed a registration statement with the Securities and Exchange Commission in connection with its proposed initial public offering. The registration statement has been amended since September 14, 1999 and on January 4, 2000, Intellesale.com filed its Pre-Effective Amendment No. 6 to the registration statement. In addition to Intellesale.com selling primary shares, we expect to sell shares of Intellesale.com stock as a selling shareholder. Although Pre-Effective Amendment No. 6 to the registration statement has been filed with the Securities and Exchange Commission, it has not yet become effective, and no assurances can be given that such offering will be completed.

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement, including the attached exhibits and schedules, and any reports, proxy statements or other information that we file at the Securities and Exchange Commission's public reference rooms at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Securities and Exchange Commission's regional offices located at Northeast Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048 and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a duplicating charge. Please call the Securities and Exchange Commission at 1-800-732-0330 for further information on the operation of its public reference rooms in other cities. The Securities and Exchange Commission also makes our filings available to the public on its Internet site (http:\\ www.sec.gov). Quotations relating to our Common Stock appear on the Nasdaq National Market, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it. This means that we can disclose important information to you by referring you to other documents that we have filed separately with the Securities and Exchange Commission. You should consider the incorporated information as if we had reproduced it in this prospectus, except for any information directly superseded by information contained in this prospectus.

     We incorporate by reference into this prospectus, the following documents, which contain important information about us and our business and financial results:

        1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

        2.  Our  Quarterly  Report on Form 10-Q for the quarter  ended March 31,
     1999;

        3.  Our  Quarterly  Report on Form 10-Q for the  quarter  ended June 30,
     1999;

        4. Our Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;

        5. Our Current Report on Form 8-K/A dated June 8, 1998 (filed with the Securities and Exchange Commission on March 11, 1999);

        6. Our Current Report on Form 8-K dated May 25, 1999 (filed with the Securities and Exchange Commission on June 2, 1999, and as amended on Form 8-K/A filed with the Securities and Exchange Commission on October 5,
     1999);

        7. Our Current Report on Form 8-K dated June 4, 1999 (filed with the Securities and Exchange Commission on June 11, 1999, and as amended on Form 8-K/A filed with the Securities and Exchange Commission on August 12,
     1999);

        8. Our Current Report on Form 8-K dated September 14, 1999 (filed with the Securities and Exchange Commission September 14, 1999);

        9. Our Current Report on Form 8-K dated November 28, 1999 (filed with the Securities and Exchange Commission December 13, 1999, as amended on Form 8-K/A filed with the Securities and Exchange Commission on December 22, 1999, and as amended on Form 8-K/A filed with the Securities and Exchange Commission on January 11, 2000); and

        10. Our Registration Statement on Form 8-A filed on May 5, 1995, registering our Common Stock under Section 12(g) of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by us with the Securities and Exchange Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering shall hereby be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents. You should consider any statement contained in this prospectus (or in a document incorporated or deemed to be incorporated into this prospectus) to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded will no longer constitute a part of this prospectus, except as so modified or superseded.

     WE WILL PROVIDE YOU WITH COPIES OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS (OTHER THAN EXHIBITS ATTACHED TO THOSE DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION INCORPORATED HEREIN), WITHOUT CHARGE. PLEASE DIRECT YOUR WRITTEN OR ORAL REQUEST TO APPLIED DIGITAL SOLUTIONS, INC., 400 ROYAL PALM WAY, SUITE 410, PALM BEACH, FLORIDA 33480; ATTENTION: KAY LANGSFORD, VICE PRESIDENT OF ADMINISTRATION (TELEPHONE: (561) 366-4800).

     WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS
PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.


                                  RISK FACTORS

     You should carefully consider the risk factors listed below. These risk factors may cause our future earnings to be less or our financial condition to be less favorable than we expect. You should read this section together with the other information in, or incorporated herein by reference into, this prospectus.

Forward-Looking Statements and Associated Risk

     This prospectus, including the information incorporated herein by reference, contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. All such forward-looking information involves risks and uncertainties and may be affected by many factors, some of which are beyond our control. These factors include:

     o   our growth strategies,

     o   anticipated trends in our business and demographics,

     o our ability to successfully integrate the business operations of recently acquired companies, and

     o   regulatory, competitive or other economic influences.

Uncertainty of Future Financial Results

     While we have been profitable for the last three fiscal years, future financial results are uncertain. There can be no assurance that we will continue to be operated in a profitable manner. Profitability depends upon many factors, including the success of our various marketing programs, the maintenance or reduction of expense levels and our ability to successfully coordinate the efforts of the different segments of our business.

Future Sales of and Market for the Shares

     As of December 31, 1999, there were 48,259,623 shares of Common Stock outstanding. In addition, 46,428 shares of Common Stock are reserved for issuance in exchange for certain exchangeable shares issued by our Canadian subsidiary. Since January 1, 1999, we have issued an aggregate of 15,454,580 shares of Common Stock, of which 5,928,220 shares of Common Stock were issued as earnout payments in acquisitions, 3,297,206 shares were issued in exchange for the exchangeable shares of our Canadian subsidiary and the exchangeable shares of our former Canadian subsidiary, TigerTel Services Limited, 641,297 shares were issued to acquire minority interests in three companies, 3,390,843 shares of Common Stock were issued for acquisitions (including "price protection" shares), 1,205,550 shares have been issued upon the exercise of options, 924,300 shares have been issued upon the exercise of warrants, and 67,164 shares of Common Stock were issued for services rendered, including services under employment agreements and employee bonuses.

     Although we previously announced that we intend to limit the use of stock in future acquisitions, and to focus on cash transactions, we have effected, and may continue to effect, acquisitions or contract for certain services through the issuance of Common Stock or our other equity securities, as we have typically done in the past. In addition, we have agreed to certain "price protection" provisions in acquisition agreements which may result in additional shares of common stock being issued to selling shareholders as of the effective date of the registration of the shares such selling shareholder previously received as consideration from us. Such issuances of additional securities may be dilutive of the value of the Common Stock in certain circumstances and may have an adverse impact on the market price of the Common Stock.

Competition

     Each segment of our business is highly competitive, and we expect that competitive pressures will continue. Many of our competitors have far greater financial, technological, marketing, personnel and other resources than us. The areas which we have identified for continued growth and expansion are also target market segments for some of the largest and most strongly capitalized companies in the United States, Canada and Europe. There can be no assurance that we will have the financial, technical, marketing and other resources required to compete successfully in this environment in the future.

Risks Associated with Acquisitions and Expansion

     We have engaged in a continuing program of acquisitions of other businesses which are considered to be complementary to our lines of business, and we anticipate that such acquisitions will continue to occur. Our total assets were approximately $240 million as of September 30, 1999 and $124 million, $61 million, $33 million and $4 million as of December 31, 1998, 1997, 1996 and 1995, respectively. Net operating revenue was approximately $232 million for the nine months ended September 30, 1999 and approximately $207 million, $103 million, $20 million and $2 million for the years ended December 31, 1998, 1997, 1996 and 1995, respectively. Managing these dramatic changes in the scope of our business will present ongoing challenges to management, and there can be no assurance that our operations as currently structured, or as affected by future acquisitions, will be successful.

     We may require substantial additional capital, and there can be no assurance as to the availability of such capital when needed, nor as to the terms on which such capital might be made available to us.

     It is our policy to retain existing management of acquired companies, under the overall supervision of our senior management. The success of the operations of these subsidiaries will depend, to a great extent, on the continued efforts of the management of the acquired companies.

     We have entered into earnout arrangements with certain selling shareholders under which they are entitled to additional consideration for their interests in the companies they sold to us. Under these agreements, assuming that all earnouts are achieved, we are contingently liable for additional consideration amounting to approximately $1 million based on achieved 1999 results, approximately $13.6 million based on achieved 2000 results, approximately $7.9 million based on achieved 2001 results, approximately $1.8 million based on achieved 2002 results and approximately $2 million based upon achieved 2004 results. Included in the 2000 amount is approximately $6.3 million which will be payable upon the successful completion of Intellesale.com's initial public offering.

     We have entered into put options with the selling shareholders of those companies in which we acquired less than a 100% interest. These options require us to purchase the remaining portion we do not own after periods ranging from four to five years from the dates of acquisition at amounts per share generally equal to 10% - 20% of the average annual earnings per share of the company before income taxes for, generally, a two-year period ending on the effective date of the put multiplied by a multiple ranging from four to five. The purchases under these put options are recorded as changes in minority interest based upon current operating results. Upon the successful completion of Intellesale.com's initial public offering, approximately $3.9 will become due and payable.

Dependence on Key Individuals

     Our future success is highly dependent upon our ability to attract and retain qualified key employees. We are organized with a small senior management team, with each of our separate operations under the day-to-day control of local managers. If we were to lose the services of any members of our central management team, our overall operations could be adversely affected, and the operations of any of our individual facilities could be adversely affected if the services of the local managers should be unavailable. We have entered into employment contracts with our key officers and employees and certain subsidiaries. The agreements are for periods of one to ten years through June 2009. Some of the employment contracts also call for bonus arrangements based on earnings.

Lack of Dividends on Common Stock; Issuance of Preferred Stock

     We do not have a history of paying dividends on our Common Stock, and there can be no assurance that such dividends will be paid in the foreseeable future. Under the terms of our term and revolving credit agreement, we may declare and pay cash dividends of up to $150,000 in any calendar year. We intend to use any earnings which may be generated to finance the growth of our businesses. The Board of Directors has the right to authorize the issuance of preferred stock, without further shareholder approval, the holders of which may have preferences over the holders of the Common Stock as to payment of dividends.

Possible Volatility of Stock Price

     Our Common Stock is quoted on the Nasdaq Stock Market(R), which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of our Common Stock without regard to our operating performance. In addition, we believe that factors such as the significant changes to our business resulting from continued acquisitions and expansions, quarterly fluctuations in our financial results or cash flows, shortfalls in earnings or sales below analyst expectations, changes in the performance of other companies in our same market sectors and the performance of the overall economy and the financial markets could cause the price of our Common Stock to fluctuate substantially. During the 12 months preceding the date of this prospectus, the price per share of our Common Stock has ranged from a high of $16 to a low of $1 5/8.

Termination Payments

     Our employment agreements with three of our executive officers include "change of control" provisions, under which the employees may terminate their employment within one year after a change of control, and be entitled to receive specified severance payments and/or continued compensation payments for 60 months. Also, the agreements for both Richard Sullivan and Garrett Sullivan provide for certain "triggering events" which include a change in control, the termination of Richard Sullivan's employment other than for cause, or if Richard Sullivan ceases to hold his current positions with us for any reason other than a material breach of the terms of his employment agreement. In that case, we would be obligated to pay, in cash and/or in stock, $12.1 million and $3.5 million, respectively, to Richard Sullivan and to Garrett Sullivan, in addition to certain other compensation.

     Our obligations to make the payments described in this section could adversely affect our financial condition or could discourage other parties from entering into transactions with us which might be treated as a change in control or triggering event for purposes of these agreements.

Year 2000 Compliance

     We have not experienced any significant Year 2000 related problems. During 1998 and 1999, we implemented a company wide program to ensure that we would be compliant prior to the Year 2000 failure dates. We experienced no problems on January 1, 2000 and do not anticipate experiencing any problems on February 29, 2000. However we cannot make any assurances that unforeseen problems may not arise in the future.

     Software Sold to Consumers. During 1998 and 1999 we identified what we believe to be all potential Year 2000 problems with any of the software products we develop and market. However, management believes that it is not possible to determine with complete certainty that all Year 2000 problems affecting our software products will be identified or corrected due to the complexity of these products. In addition, these products interact with other third party vendor products and operate on computer systems which are not under our control. For non-compliant products, we have provided and are continuing to provide recommendations as to how an organization may address possible Year 2000 issues regarding that product. Software updates are available for most, but not all, known issues. Such information is the most currently available concerning the behavior of our products and is provided "as is" without warranty of any kind. However, variability of definitions of "compliance" with the Year 2000 and of different combinations of software, firmware and hardware could likely lead to lawsuits against us. The outcome of any such lawsuits and the impact on us are not estimable at this time.

     We do not believe that the Year 2000 problem has had or will continue to have a material adverse effect on our business, results of operations or cash flows. The estimate of the potential impact on our financial position, overall results of operations or cash flows for the Year 2000 problem could change in the future. Our ability to achieve Year 2000 compliance and the level of incremental costs associated therewith, could be adversely impacted by, among other things, the availability and cost of programming and testing resources, vendors' ability to modify proprietary software, and unanticipated problems identified in the ongoing compliance review. The discussion of our efforts, and management's expectations, relating to Year 2000 compliance are forward-looking statements.

                                  OUR BUSINESS

General

     Applied Digital Solutions, Inc. is an e-business to business solutions provider offering Internet, telecom, LAN and software services to a wide variety of businesses throughout North America. We currently operate in the United States, Canada and the United Kingdom.

     The majority of our current operations are the result of acquisitions completed during the last five years. Our net operating revenues were $207.1 million, $103.2 million, $19.9 million, $2.3 million and $0.3 million respectively, in 1998, 1997, 1996, 1995 and 1994. Since 1994 we have completed 39 acquisitions. Management analyzes each acquisition opportunity using criteria including profitability over a two to three year period, the strength of its balance sheet, the strength of its customer base and the experience of its management team. Going forward, we intend to make acquisitions that fit within one of our five primary operating divisions. Since January 1, 1999, we have completed six acquisitions.

Business Divisions

     Prior to March 1999, our business was organized into three, and then eventually, four business groups, or industry segments: the Services and
Solutions Group (formerly the Retail Group), the Computer Group, the Manufacturing Group and the International Group. Each operating business was conducted through a separate subsidiary company directed by its own management team, and each subsidiary company had its own marketing and operations support personnel. Each management team originally reported to our President, who was responsible for overall corporate control and coordination, as well as financial planning. Later, a Group Vice President was added and the management teams reported to the Group Vice President, who ultimately reported to our President. The Chairman was responsible for our overall business and strategic planning.

     In March 1999, we announced a corporate reorganization at which time we named five new divisions as outlined below. Each division is managed by a division president who reports to the Senior Vice President who in turn reports to the President. Each division either has in place or is in the process of hiring a vice president of marketing and a financial controller. We believe we will attain increased operating efficiencies through this reorganization and believe this structure will facilitate the cross marketing of our products and services.

     Our primary businesses, other than Intellesale.com and the Non-Core Business Group, are now organized into five business divisions:

o Telecommunications -- offers a wide range of communications services including interconnect and internet and computer telephony integration. On December 30, 1999, we sold our interest in our Canadian subsidiary, TigerTel, Inc.

o Network Infrastructure -- provides personal computer network infrastructure for the development of local and wide area networks as well as site analysis, configuration proposals, training and customer support services.

o Internet -- is focused on developing electronic commerce sites for businesses and providing internet access services to customers of our other divisions.

o Communications Infrastructure -- is involved in the fabrication, installation, and maintenance of microwave, cellular and digital personal communication services (PCS) towers and the construction and installation of fiber optic, voice/data communications and switchgear systems. Effective as of October 1, 1999, we sold four companies in this division. These companies provided installation, service and maintenance of power distribution systems such as lighting, standby power, alarms, security, video systems, voice/data, network infrastructure and the installation of fiber optics within customer premises.

o Application Technology -- provides software applications for large retail application environments, including point of sale, data acquisition, asset management and decision support systems and develops programs for portable data collection equipment, including wireless hand-held devices. It is also involved in the design, manufacture and support of satellite communication technology including satellite modems, data broadcast receivers and wireless global positioning systems for commercial and military applications.

     As of December 31, 1998, 1997 and 1996, revenues from these five divisions together accounted for 57.0%, 48.8% and 70.1%, respectively, of our total revenues.


Intellesale.com

     Intellesale.com, Inc. sells refurbished and new computer equipment and related components online, through their website at www.Intellesale.com, and through other Internet companies, as well as through traditional channels, which includes sales made by Intellesale.com's sales force.

     As of December 31, 1998, 1997 and 1996, revenues from Intellesale.com accounted for 29.4%, 38.2% and 10.0%, respectively, of our total revenues.

     On September 14, 1999, Intellesale.com filed a registration statement with the Securities and Exchange Commission in connection with its proposed initial public offering. The registration statement has been amended since September 14,

1999 and on January 4, 2000, Intellesale.com filed its Pre-Effective Amendment No. 6 to the registration statement. In addition to Intellesale.com selling primary shares, we expect to sell shares of Intellesale.com stock as a selling shareholder. Although Pre-Effective Amendment No. 6 to the registration statement has been filed with the Securities and Exchange Commission, it has not yet become effective, and no assurances can be given that such offering will be completed.

The Non-Core Business Group

     This group is comprised of four individually managed companies whose businesses are as follows:

o Gavin-Graham Electrical Products is a custom manufacturer of electrical products, specializing in digital and analog panelboards, switchboards, motor controls and general control panels. The company also provides custom manufacturing processes such as shearing, punching, forming, welding, grinding, painting and assembly of various component structures.

o Ground Effects, Ltd., based in Windsor, Canada, is a certified manufacturer and tier one supplier of standard and specialized vehicle accessory products to the automotive industry. The company exports over 80% of the products it produces to the United States, Mexico, South America, the Far East and the Middle East.

o    Hopper  Manufacturing Co., Inc.  remanufactures and distributes  automotive
     parts.  This  primarily  includes  alternators,   starters,   water  pumps,
     distributors and smog pumps.

o Innovative Vacuum Solutions, Inc. designs, installs and re-manufactures vacuum systems used in industry.

     As of December 31, 1998, 1997 and 1996, revenues from this business group accounted for 13.6%, 13.0% and 19.3%, respectively, of our total revenues.

     We announced our intention to divest, in the ordinary course of business, these non-core businesses at such time and on such terms as the Board of Directors determines advisable. There can be no assurance that we will divest of any or all of these businesses or as to the terms of any divestiture transaction.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the ownership of our Common Stock by the Selling Shareholders and the shares being offered under this prospectus.

     We have issued the shares from time to time in various acquisition transactions and in consideration for services rendered, including services under employment agreements and employee bonuses. The registration of these shares has been effected pursuant to agreements entered into by us with the Selling Shareholders.

     The percentage owned prior to and after the offering reflects the outstanding common shares at the time of the registration statement. The amount and percentage owned after the offering assumes the sale of all of the Common Stock being registered on behalf of the Selling Shareholders.



--------------------------------------------------------------------------------------------------
                                        Ownership Prior to   Number of Shares   Ownership After
Selling Shareholder                        the Offering       Offered Hereby      the Offering
--------------------------------------------------------------------------------------------------
                                            Shares      %         Shares                      %
                                            ------      -         ------        ------        -

Bradley A. Haslett.....................         3,612   *           3,612(1)       --         *
James S. Bosshart......................         3,612   *           3,612(1)       --         *
John K. Murray.........................       301,485   *         301,485(1)       --         *
Murray Limited Partnership.............       159,250   *         159,250(1)       --         *
Anat Ebenstein.........................        15,925   *          15,925(1)       --         *
Sidney L. Karp Holding
   Company, Inc........................        15,925              15,925(1)       --         *
Capital Alliance Corporation...........        22,295   *          22,295(1)       --         *
Kerry G. Burst.........................        43,260   *          43,260(1)       --         *
John Dixson............................           206   *             206(1)       --         *
Sherri Sheerr..........................        17,283   *          17,283(1)       --         *
Edward L. Cummings.....................         1,098   *           1,098(1)       --         *
Harvey H. Newman.......................       161,512   *         161,512(1)       --         *
Martin D. Zuckerman....................       142,344   *         142,344(1)       --         *
Charles Newman.........................           416   *             416(1)       --         *
Albert F. Butters, Jr..................        27,905   *          27,905(1)       --         *
Lawrence R. Wasielewski................         2,498   *           2,498(1)       --         *
Michael Metropolis.....................         9,114   *           9,114(2)       --         *
Michelle Metropolis....................         9,114   *           9,114(2)       --         *
Joseph T. Gabriel......................         9,114   *           9,114(2)       --         *
Lance J. Umbertis......................        16,823   *          16,823(3)       --         *
Eric J. Steinmann......................        18,001   *          18,001(4)       --         *
Scott A. Capistrano....................         1,509   *           1,509(5)       --         *
Lora R. Steinmann......................       100,000   *         100,000(6)       --         *
E. Kurt Steinmann......................        13,760   *          13,760(6)       --         *
Dolores L. Franco......................         3,840   *           3,840(6)       --         *
Josef M. Steinmann.....................        16,000   *          16,000(6)       --         *
Norman Bangle..........................         1,120   *           1,120(6)       --         *
Robert A. Bospflug.....................         1,600   *           1,600(6)       --         *
Andrea L. Downs........................           800   *             800(6)       --         *
Craig C. Gibble........................         2,080   *           2,080(6)       --         *
Pamela L. Pittman......................         3,440   *           3,440(6)       --         *
Victor S. Ahern........................         2,000   *           2,000(6)       --         *
Arie W. Bos............................         1,600   *           1,600(6)       --         *
Patricia A. Miller.....................           240   *             240(6)       --         *
Heinz J. Steinmann.....................         2,240   *           2,240(6)       --         *
Lance R. Steinmann.....................         2,080   *           2,080(6)       --         *


--------------------------------------------------------------------------------------------------
                                        Ownership Prior to   Number of Shares   Ownership After
Selling Shareholder                        the Offering       Offered Hereby      the Offering
--------------------------------------------------------------------------------------------------
                                            Shares      %         Shares                      %
                                            ------      -         ------         ------       -


Daniel P. Wolfe........................         1,200   *           1,200(6)       --         *
Randy C. Zachary.......................           720   *             720(6)       --         *
STC Netcom, Inc. Employees' Trust......       212,800   *         212,800(6)       --         *
John E. Kunish.........................       119,832   *         119,832(7)       --         *
                                          -------------        ---------------  --------
         Total                              1,467,653           1,467,653          --
                                          =============        ===============  ========

------------
*    Represents ownership of less than one percent.
(1) Represents shares issued pursuant to the price protection provisions of the Agreements of Sale.
(2) Includes (a) 487 shares issued pursuant to the price protection provisions of the Agreement of Sale, and (b) 8,627 shares issued in connection with the Merger of MVAK Technologies, Inc. into Innovative Vacuum Solutions, Inc. ("IVS"). These selling shareholders are minority shareholders in IVS.
(3) Includes (a) 823 shares issued pursuant to the price protection provisions of the Agreement of Sale, and (b) 16,000 shares issued in connection with our acquisition of the 20% minority interest in STC Netcom, Inc., effective as of November 1, 1999 that we did not own.
(4) Includes (a) 721 shares issued pursuant to the price protection provisions of the Agreement of Sale, and (b) 17,280 shares issued in connection with our acquisition of the 20% minority interest in STC Netcom, Inc., effective as of November 1, 1999 that we did not own.
(5) Includes (a) 309 shares issued pursuant to the price protection provisions of the Agreement of Sale, and (b) 1,200 shares issued in connection with our acquisition of the 20% minority interest in STC Netcom, Inc., effective as of November 1, 1999 that we did not own.
(6) Represents shares issued in connection with our acquisition of the 20% minority interest in STC Netcom, Inc., effective as of November 1, 1999 that we did not own.
(7) Represents shares issued in connection with our acquisition of 10% of the 20% minority interest in Atlantic Systems, Inc., effective as of October 1, 1999 that we did not own.

                          DESCRIPTION OF CAPITAL STOCK

     Our Second Restated Articles of Incorporation authorize the issuance of up to 80,000,000 shares of our Common Stock and up to 5,000,000 shares of preferred stock (the "Preferred Stock"). The Preferred Stock may be issued from time to time and on such terms as are specified by our Board of Directors, without further authorization from our shareholders.

     As of December 31, 1999, there were 48,259,623 shares of our Common Stock outstanding. In addition, 46,428 shares of Common Stock are reserved for issuance in exchange for the exchangeable shares in our Canadian subsidiary.

     As of December 31, 1999, there were issued and outstanding warrants to purchase 1,235,700 shares of our Common Stock at a weighted average exercise price of $3.76 per share and options held by our employees to purchase 11,599,629 shares of our Common Stock at a weighted average exercise price of $2.58 per share. All of the warrants are currently exercisable. Of the outstanding options, 6,563,150 are now exercisable at a weighted average exercise price of $3.55 per share, and the rest become exercisable at various times over the next eight years.

                           PRICE RANGE OF COMMON STOCK

     Our Common Stock trades on the Nasdaq Stock Market(R) under the symbol "ADSX." The following table sets forth the high and low sale prices of the Common Stock as reported by the Nasdaq for each of the quarters since the beginning of 1997.

                                                          High           Low
     1997
      First Quarter...............................       5 7/8          4
      Second Quarter..............................       4 3/8          2 5/8
      Third Quarter ..............................       8 3/4          2 13/16
      Fourth Quarter .............................       9 3/4          3 25/32
     1998
      First Quarter...............................       5 1/2          4 1/32
      Second Quarter..............................       4 7/8          3 1/8
      Third Quarter ..............................       3 1/2          1 9/16
      Fourth Quarter .............................       5 1/2          1 17/32
     1999
      First Quarter...............................       4 3/16         2
      Second Quarter..............................       3 1/2          2
      Third Quarter...............................       3 3/8          1 11/16
      Fourth Quarter..............................       16             1 5/8
     2000
      First Quarter (through January 12, 2000)....       8 7/16         6 13/16

Holders

     As of December 31, 1999, there were 1,226 holders of record of our Common Stock.

                              PLAN OF DISTRIBUTION

     The Selling Shareholders may sell the shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq Stock
Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchaser(s) of the shares of our Common Stock for whom they may act as agent or to whom they may sell as principals, or both. The Selling Shareholders may also pledge certain of the shares of our Common Stock from time to time, and this prospectus also relates to any sale of shares of our Common Stock that might take place following any foreclosure of such a pledge. The Selling Shareholders and any agents, dealers or underwriters that act in connection with the sale of the shares of our Common Stock might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any discount or commission received by them and any profit on the resale of the shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act.

     We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the Selling Shareholders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the Selling Shareholders.

                                  LEGAL OPINION

     Bryan Cave LLP, St. Louis, Missouri, as our counsel, has issued an opinion as to the legality of the Common Stock.

                                     EXPERTS

     The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the years ended December 31, 1997 and 1996, have been so incorporated in reliance on the report of Rubin, Brown, Gornstein & Co. LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the shares registered hereby**:

         SEC Registration Fee ...................................  $    3,005
         Accounting Fees and Expenses............................      10,000 *
         Legal Fees and Expenses.................................      10,000 *
         Miscellaneous Expenses..................................       6,995 *
                                                                   ----------
                     Total ......................................  $   30,000 *
                                                                   ==========
-------------
*     Estimated

** The Selling Shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

Item 15.  Indemnification of Directors and Officers.

     Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act.

     The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16.  Exhibits.
     See Exhibit Index.

Item 17.  Undertakings.

     (a) The undersigned issuer hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                     (ii) To reflect  in  the  prospectus  any  facts  or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

                     (iii) To include any material  information with  respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

         provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on January 14, 2000.

                                            APPLIED DIGITAL SOLUTIONS, INC.

                                            By: /S/ DAVID A. LOPPERT
                                               ------------------------
                                               David A. Loppert, Vice President,
                                               Chief Financial Officer

                                POWER OF ATTORNEY

     Each person whose signature appears below hereby constitutes and appoints Garrett A. Sullivan and David A. Loppert, and each of them (with full power to each of them to act alone), the true and lawful attorney in fact and agent for the undersigned, to act on behalf of and in the name of the undersigned in connection with this Registration Statement, including the authority to sign any amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), and each such person ratifies and confirms all that said attorneys in fact and agents may lawfully do or cause to be done by virtue hereof.

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Signature                           Title                         Date
---------                           -----                         ----
                           Chairman of the Board of
                              Directors, Chief Executive
 /S/ RICHARD J. SULLIVAN      Officer and Secretary           January 14, 2000
-------------------------     (Principal Executive Officer)
 (Richard J. Sullivan)

 /S/ GARRETT A. SULLIVAN   President and Director (Principal  January 14, 2000
-------------------------     Operating Officer)
 (Garrett A. Sullivan)
                           Vice President, Chief Financial
                              Officer (Principal Accounting
 /S/ DAVID A. LOPPERT         Officer)                        January 14, 2000
-------------------------
  (David A. Loppert)

 /S/ RICHARD S. FRIEDLAND  Director                           January 14, 2000
-------------------------
  (RICHARD S. FRIEDLAND)

 /S/ ARTHUR F. NOTERMAN    Director                           January 14, 2000
-------------------------
  (Arthur F. Noterman)

  /S/ DANIEL E. PENNI      Director                           January 14, 2000
-------------------------
   (Daniel E. Penni)

 /S/ ANGELA M. SULLIVAN    Director                           January 14, 2000
-------------------------
   (Angela M. Sullivan)

 /S/ CONSTANCE K. WEAVER   Director                           January 14, 2000
-------------------------
  (Constance K. Weaver)

                                  EXHIBIT INDEX
Exhibit
Number                              Description
-------                             -----------

  4.1 Second Restated Articles of Incorporation of the Registrant (incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No. 1 on Form S-1 to Registration Statement (Form S-3 File No. 333-64605) filed with the Commission on June 24,
          1999)

  4.2 Amended and Restated Bylaws of the Registrant dated March 31, 1998 (incorporated herein by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form S-3 (File No. 333-51067) filed with the Commission on April 27, 1998)

  5.1     Opinion of Bryan Cave LLP regarding the validity of the Common Stock

 23.1     Consent of  PricewaterhouseCoopers LLP

 23.2     Consent of Rubin, Brown, Gornstein & Co. LLP

 23.3     Consent of Bryan Cave LLP (included in Exhibit 5.1)

 24.1     Power of Attorney (included in signature page)